UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Virtu Financial, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

928254101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101

SCHEDULE 13G

1	Name of Reporting Person Vincent Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 15,058,726 (1)

	6	Shared Voting Power 79,610,490 (2)

	7	Sole Dispositive Power 15,058,726 (1)

	8	Shared Dispositive Power 79,610,490 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,669,216

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 71.6% (3)

12	Type of Reporting Person IN

(1) The reporting person may be deemed to beneficially own the 14,858,726 shares of Class A common stock beneficially owned by Virtu Employee Holdco LLC (“Employee Holdco”) in his capacity as the manager. In addition, the reporting person directly owns 200,000 shares of Class A common stock.

(2) The reporting person may be deemed to beneficially own the 79,610,490 shares of Class A common stock beneficially owned by Teresa Viola, the reporting person’s wife, by virtue of their relationship.

(3) Based on (i) 37,803,165 shares of Class A common stock that were issued and outstanding as of December 31, 2015, (ii) 14,858,726 shares of Class A common stock issuable to Employee Holdco upon the exchange of the 14,858,726 non-voting common interest units of Virtu Financial LLC (“Virtu Financial Units”) and an equal number of shares of Class C common stock held by Employee Holdco, and (iii) 79,610,490 shares of Class A common stock issuable to TJMT Holdings LLC (“TJMT”) upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D common stock held by TJMT for shares of Class B common stock and (y) the conversion of such shares of Class B common stock into shares of Class A common stock.

CUSIP No. 928254101

SCHEDULE 13G

1	Name of Reporting Person Virtu Employee Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,858,726 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 14,858,726 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,858,726

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 28.2% (2)

12	Type of Reporting Person OO

(1) Represents 14,858,726 shares of Class A common stock issuable to the reporting person at any time upon the exchange of the 14,858,726 Virtu Financial Units and an equal number of shares of Class C common stock held by the reporting person.

(2) Based on (i) 37,803,165 shares of Class A common stock that were issued and outstanding as of December 31, 2015, and (ii) 14,858,726 shares of Class A common stock issuable to the reporting person upon the exchange of the 14,858,726 Virtu Financial Units and an equal number of shares of Class C common stock held by the reporting person.

CUSIP No. 928254101

SCHEDULE 13G

1	Name of Reporting Person TJMT Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 79,610,490 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 79,610,490 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,610,490

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 67.8% (2)

12	Type of Reporting Person OO

(1) Represents 79,610,490 shares of Class A common stock issuable to the reporting person at any time upon (i) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D common stock held by the reporting person for shares of Class B common stock and (ii) the conversion of such shares of Class B common stock into shares of Class A common stock.

(2) Based on (i) 37,803,165 shares of Class A common stock that were issued and outstanding as of December 31, 2015, (ii) and 79,610,490 shares of Class A common stock issuable to the reporting person upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D common stock held by the reporting person for shares of Class B common stock and (y) the conversion of such shares of Class B common stock into shares of Class A common stock.

CUSIP No. 928254101

SCHEDULE 13G

1	Name of Reporting Person Michael Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 55,642 (1)

	6	Shared Voting Power 79,610,490 (2)

	7	Sole Dispositive Power 55,642 (1)

	8	Shared Dispositive Power 79,610,490 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,666,132

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 67.8% (3)

12	Type of Reporting Person IN

(1) The reporting person may be deemed to beneficially own 52,235 shares of Class A common stock beneficially owned by Employee Holdco. In addition, the reporting person directly owns 3,407 shares of Class A common stock.

(2) The reporting person and Teresa Viola share dispositive control and voting control over the shares held by TJMT. As a result, the reporting person may be deemed to beneficially own the 79,610,490 shares of Class A common stock issuable to TJMT.

(3) Based on (i) 37,803,165 shares of Class A common stock that were issued and outstanding as of December 31, 2015, (ii) 52,235 shares of Class A common stock issuable upon the exchange of the 52,235 Virtu Financial Units and an equal number of shares of Class C common stock held by Employee Holdco, and (iii) 79,610,490 shares of Class A common stock issuable to TJMT upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D common stock held by TJMT for shares of Class B common stock and (y) the conversion of such shares of Class B common stock into shares of Class A common stock.

CUSIP No. 928254101

SCHEDULE 13G

1	Name of Reporting Person Teresa Viola

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 79,610,490 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 79,610,490 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,610,490

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 67.8% (2)

12	Type of Reporting Person IN

(1) The reporting person and Michael Viola share dispositive control and voting control over the shares held by TJMT. As a result, the reporting person may be deemed to beneficially own the 79,610,490 shares of Class A common stock issuable to TJMT.

(2) Based on (i) 37,803,165 shares of Class A common stock that were issued and outstanding as of December 31, 2015, and (ii) 79,610,490 shares of Class A common stock issuable to TJMT upon (x) the exchange of the 79,610,490 Virtu Financial Units and an equal number of shares of Class D common stock held by TJMT for shares of Class B common stock and (y) the conversion of such shares of Class B common stock into shares of Class A common stock.

CUSIP No. 928254101

SCHEDULE 13G

Item 1.	(a)	Name of Issuer: Virtu Financial, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 900 Third Avenue New York, New York 10022-1010

Item 2.	(a)-(c)

Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)   Vincent Viola, a U.S. citizen;

(2)   TJMT Holdings LLC, a Delaware corporation;

(3)   Virtu Employee Holdco LLC, a Delaware corporation;

(4)   Michael Viola, a U.S. citizen; and

(5)   Teresa Viola, a U.S. citizen.

The principal business address of each of the Reporting Persons is 900 Third Avenue New York, New York 10022-1010.

	(d)	Title of Class of Securities: Class A common stock, par value $0.00001 per share.
	(e)	CUSIP Number: 928254101

Item 3.	If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 928254101

SCHEDULE 13G

Item 4.	Ownership

	(a)-(c)	Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or share power to dispose or direct the disposition of:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Section 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Class A Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 87724P106

SCHEDULE 13G

Item 10.	Certifications.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 4, 2016 granted by the Reporting Persons in favor of the Issuer’s General Counsel, Chief Financial Officer and Chief Executive Officer, are attached hereto.

Dated:  February 4, 2016

*
Vincent Viola

*
TJMT HOLDINGS LLC

*
VIRTU EMPLOYEE HOLDCO LLC

*
Michael Viola

*
Teresa Viola

*By:

/s/Justin Waldie
Justin Waldie, as Attorney-in-fact

CUSIP No. 928254101

SCHEDULE 13G

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Powers of Attorney, dated February 4, 2016, granted by the Reporting Persons in favor of the Issuers General Counsel, Chief Financial Officer and Chief Executive Officer.